EXHIBIT 99.1

Hydrogenics to Host Second Quarter Conference Call August 1, 2013

MISSISSAUGA, Ontario, July 18, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it will host a conference call at 10:00 a.m. Eastern on August 1, 2013 for the second quarter and six months ended June 30, 2013. Earnings will be issued before the market opens that day, and the filing of the company's results with the appropriate regulatory bodies will follow. During the call, Daryl Wilson, President and Chief Executive Officer, and Bob Motz, Chief Financial Officer, will review the company's financial results. The telephone number for the conference call is 877-307-1373 or, for international callers, 678-224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

CONTACT: Hydrogenics Contacts:

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com